DHT HOLDINGS, INC.
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

July 15, 2019

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention:	Ms. Melissa Raminpour, Branch Chief, Office of Transportation and Leisure

Re:	DHT Holdings, Inc.
Form 20-F for the Year Ended December 31, 2018
Filed March 28, 2019
File No. 001-32640

Dear Ms. Raminpour:

In response to the comment letter dated June 14, 2019 (the “Comment Letter”) from the staff (the “Staff”) of the Office of Transportation and Leisure of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed by DHT Holdings, Inc. (the “Company”) on March 28, 2019 (the “Form 20-F”), please find below the response of the Company.

The heading and numbered items of this letter correspond to the heading and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

Item 5. Operating and Financial review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Carrying Value and Impairment, page 36

1.
We note your disclosure on page 37 that in 2017 you performed an impairment analysis on each vessel and the rates used were 1) the current FFA for the first two years and 2) the 25-year historical average spot earnings as reported by Clarksons Shipping Intelligence thereafter.  In light of the fact that these rates appear to differ from those used in the 2016 impairment analysis, please tell us, and revise to explain in your critical accounting policy discussion, the reason for the changes in rates for years 1-3 and thereafter.  As part of your response, please provide us the following information:

●	Tell us how this change relates to your assertion of industry and rate cyclicality through the years;
●	What was the source of the 10 year average one year time charter rate and if it Clarkson’s, please explain the reason for the change in source;
●	Tell us how the FFA rate used for the first two years of the analysis compares to the Company’s current spot rates;

●	How does the 25 year average spot rate compare to the 10 year average one year time charter rate for 2018, 2017 and 2016;
●	Also, please explain to us your basis for using a 20% rate haircut for vessels over 15 years of age and how that compares to historical results.

In 2017, the Company changed the rate assumptions underlying its impairment analysis to use (a) the current Forward Freight Agreements (“FFA”) for the first two years, published by Marex Spectron, and (b) the 25-year historical average spot rates, as reported by Clarksons Shipping Intelligence, applied to the remaining estimated useful lives of the vessels. The Company previously used (a) the current 1-year time charter rate for the first three years, estimated by brokers, and (b) the 10-year historical average 1-year time charter rate, as reported by Clarksons Shipping Intelligence, applied to the remaining estimated useful lives of the vessels.

The Company’s change in rate assumptions relates to the evolution of the Company’s business since 2015 to a model where an increasing majority of vessels are deployed in the spot market rather than the time charter market, as depicted in the figure below. As of December 31, 2017, 77% of the Company’s total vessels had spot exposures, as compared to 57% as of December 31, 2016. Also underlying the change to historical spot rates rather than historical time charter rates is that, in 2017, the Company’s management decided to increase the use of profit sharing arrangements in its time charter contracts, which provide additional upside to the agreed upon daily hire in the event of more favorable market rates, rather than fixed rates. The potential upside from such arrangements is not reflected in historical time charter rates, rendering historical time charter rates less useful for predicting future earnings.

Spot exposure
90%
85%
80%
75%
70%
65%
60%
55%
50%
45%
40%
2014
2015
2016
2017
2018
2019
Spot exposure % (of total revenues)
Spot exposure % (of total # vessels at year end)

Source: Percentages from Company SEC filings.

Because spot rates are highly cyclical, it is difficult to predict future earnings in the tanker industry generally and for specific vessels owned by the Company that are deployed in the spot market. The Company has determined that historical average spot rates are the best estimate for future earnings. In determining the interval to apply for the calculation of the historical average, it is the Company’s view that the Company should utilize a wide interval that includes both peak and trough periods for earnings in order to capture the most balanced and accurate perspective of cyclical earnings. For example, as depicted below, the rates for the years 2004-2009 were significantly higher than for the other periods shown. An average based on a shorter time period, such as 10 to 15 years, would be heavily impacted by this peak period and in our view would be less representative of expected future rates.

Long Run Historical Spot Earnings $/Day
250,000
200,000
150,000
100,000
50,000
-
Jan-90
Jan-91
Jan-92
Jan-93
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Long Run Historical VLCC Spot Earnings $/Day
Long Run Historical Aframax Spot Earnings $/Day
Long Run Historical VLCC spot 25-year average $/Day
Long Run Historical Aframax spot 25-year average $/Day

Note: Aframaxes are included due to the fact that the Company owned Aframaxes until the Company sold its last two remaining Aframaxes in December 2018.
Source: Rates sourced from Clarkson Research Services Limited.

Furthermore, as depicted in the figure below, the Company analyzed the development in forward-looking and trailing averages. The Company chose as starting points January 1990 (forward-looking averages), December 2017 (last time assumptions were changed), December 2014 (after the market showed signs of recovering from a low level) and December 2009 (as the market started deteriorating). The Company calculated averages for 7, 10, 12, 15, 20, 25 and 28 years, based on intervals used by the Company’s peers and, in the case of the 28-year average, the availability of source data. The analysis showed an intersection of forward-looking and historical spot rates from the 20-year average onwards. The Company believes that this further supports the Company’s view that the historical average of 25 years is a sufficiently long and appropriate time period to capture the impacts of highs and lows in the cyclical tanker market.

Source: Rates sourced from Clarkson Research Services Limited.

With respect to current rates, the Company’s change to use FFA rates rather than 1-year time charter rates also relates to the Company’s increasing exposure to the spot market. The Company’s management determined that the use of forward freight curves was appropriate to capture variation in spot rates day to day throughout the year, as opposed to rates under time charters which are fixed for a period of time. The source of the Company’s forward freight information, Marex Spectron, uses its expertise to predict an amount for the entire year. However, Marex Spectron only predicted FFA rates for the first two years. In light of the limited availability of FFA rate predictions in excess of a 2-year period, the Company has determined that beyond the first two years, the 25-year historical average spot rate is the best alternative, capturing the cyclical and volatile market conditions in the tanker industry over time, in order to provide the best estimate of future earnings.

In the Company’s impairment analysis as of December 31, 2017, the Company used then-current FFA rates for the years 2018 and 2019 as reported by Marex Spectron on February 29, 2017. The then-current FFA rate for 2018 reported by Marex Spectron was $15,154 and the then-current FFA rate for 2019 reported by Marex Spectron was $21,349. In the Company’s analysis, the Company included a newbuilding premium of $4,000 for six of the Company’s vessels and a modern vessel premium of $1,400 for four of the Company’s vessels. The newbuilding premium is applied to eco-design, which is more fuel-efficient. The modern vessel premium is applied to the 2011/2012 built vessels up until their 10-year anniversary because such vessels have fuel saving equipment, though to a lesser extent than the eco-design newbuildings. As a result, the average rate used in the Company’s analysis for 2018 was $16,991 compared to the actual spot rate of $21,824, while the average rate used in our analysis for 2019 was $23,120. The actual spot rate for the 2019 year is not available and, due to volatility in spot rates throughout the year, the actual year to date spot rate for 2019 does not provide a meaningful comparison against full year rates. As an example of such volatility and the difficulty of predicting spot rates with a high level of accuracy, according to Clarkson Research Services Limited, the spot rate per day in January 2018 was $8,282, compared to $40,938 per day for December 2018, but the reverse effect was observed in 2017, where the spot rate per day in January 2017 was $38,513, compared to $10,377 per day for December 2017.

The 25-year average spot rate for 2018, 2017 and 2016 was $40,140 per day, $40,347 per day and $40,300 per day, respectively, while the 10-year average one year time charter rate for 2018, 2017 and 2016 was $30,773 per day, $35,797 per day and $38,647 per day, respectively.

The Company uses a 20% rate haircut for vessels over 15 years of age due to lower earnings for such vessels. The decrease in earnings for vessels over 15 years of age varies by vessel and over time, but some key factors underlying the estimated discount for such vessels include (a) charterers demanding lower rates for such vessels, (b) longer waiting time for cargo for such vessels as charterers prefer the younger vessels and (c) such vessels being less fuel-efficient. Relatedly, the HSBA Handbook on Ship Finance (2015) suggests, based on analyses of charter rates, that because older vessels have disadvantages in efficiency, such as fuel consumption, such vessels frequently generate lower charter rates, which should be reflected when forecasting charter rates. While the Company no longer has any vessels in a pool, in 2013, the Company pooled some of its vessels in the Tankers International Pool, which, due to the lower earnings achieved for older vessels, separates vessels over 15 years of age into a separate pool. The Company’s analysis of the difference in 2013 earnings between the two newly split pools showed 23% lower earnings for the older vessels. The Company’s management carefully considered the foregoing handbook guidance and data point and made the judgment that 20% would be a representative haircut for vessels over 15 years of age.

In future filings, the Company will revise to explain in its critical accounting policy discussion the reasons for the changes in rates. As an example, below is the proposed modification to the relevant portions of the Company’s critical accounting policy discussion, based on the Company’s relevant disclosure in the Form 20-F. For the convenience of the Staff, the Company has marked the modifications to the Form 20-F disclosure, with additions indicated by underlined text.

“The more significant factors that could impact management’s assumptions regarding time charter equivalent rates include (i) unanticipated changes in demand for transportation of crude oil cargoes, (ii) changes in production or supply of or demand for oil, generally or in specific geographical regions, (iii) the levels of tanker newbuilding orders or the levels of tanker scrappings ~~and~~, (iv) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as the IMO or by individual countries and vessels’ flag states, (v) changes in our vessels’ relative exposure to the spot and time charter markets and (vi) the prevalence of profit sharing arrangements in our time charter contracts. Please see our risk factors under the headings “Vessel values and charter rates are volatile. Significant decreases in values or rates could adversely affect our financial condition and results of operations” and “The highly cyclical nature of the tanker industry may lead to volatile changes in spot or time charter rates from time to time, which may adversely affect our earnings” in Item 3.D of this report for a discussion of additional risks relating to the volatility of charter rates.”

“In the fourth quarter of 2017, we adjusted the carrying value of our fleet through a non-cash impairment charge totaling $7.9 million and a reversal of prior impairment totaling $7.4 million. The impairment test was performed on each individual vessel using an estimated weighted average cost of capital, or “WACC,” of 8.57%. As DHT operates in a non-taxable environment, the WACC is the same on a before- and after-tax basis. The rates used for the impairment testing were as follows: (a) the current ~~Freight~~ Forward~~s~~ Freight Agreements (“FFA”) for the first two years, estimated by Marex Spectron, and (b) the 25-year historical average spot ~~earnings~~ rates as reported by Clarksons Shipping Intelligence thereafter. The Company’s decision to use FFA rates for the first two years was based on the Company’s increased exposure to the spot market and the limited market availability of FFA rates beyond the first two years. The Company’s determination to use historical average spot rates rather than time charter rates was based on the Company’s increased exposure to the spot market, as well as the increased prevalence of profit sharing arrangements in time charter contracts, the upside of which are not reflected in historical time charter rates, rendering historical time charter rates less useful for predicting future time charter earnings. The Company’s determination to use the 25-year historical average for spot rates was based on the Company’s belief that such time period provides a rate that is most representative of longer term performance as it mitigates the impact of the highly cyclical nature of the tanker industry. The time charter equivalent FFA rates used for the impairment test as of December 31, 2017 for the VLCCs was $15,154 per day for the first year and $21,349 per day for the second year. Thereafter, the time charter equivalent rate used for the VLCCs was $40,347. The time charter equivalent FFA rates used for the impairment test as of December 31, 2017 for the Aframaxes was $1,368 per day for the first year and $6,363 per day for the second year. Thereafter, the time charter equivalent rates used for the Aframaxes was $24,705 per day. The above rates are reduced by 20% for vessels above the age of 15 years based on lower earnings for the Company’s older vessels due to (a) charterers demanding lower rates for older vessels, (b) longer waiting time for cargo for older vessels as charterers prefer the younger vessels and (c) older vessels being less fuel-efficient. Also, reflecting the lower fuel consumption for modern vessels, $4,000 per day has been added through 2025 for VLCCs built in 2015 and later and $1,400 per day has been added through 2021 for VLCCs built between 2011 and 2014. If the estimated WACC had been 1% higher, the impairment charge would have been $55.8 million. If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the impairment charge would have been $104.5 million.”

2.
We note that in the fourth quarter of 2017 you adjusted the carrying value of your fleet through a non-cash impairment charge totaling $7.9 million and a reversal of prior impairment totaling $7.4 million.  For the vessels in which you reversed the prior impairment charges, please tell us the events and circumstances that led to the reversal.  As part of your response, please clearly tell us why you believe the estimated service potential of the assets has increased.  See paragraphs 110-116 of IAS 36.

As required by IAS 36, the Company considered, among others, the external and internal sources of information described in IAS 36 paragraph 111 with respect to determining the existence of any indications that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. The Company identified that its strategic shift to move more of its vessels into the spot market (as discussed above) increased the service potential of the vessels with previous impairment charges. The value in use was calculated using rates based on the spot market for all vessels deployed in the spot market. Consistent with IAS 36 paragraph 114, pursuant to which an impairment loss recognized in prior periods is only to be reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized, based on this calculation, previous impairment charges were reversed to reflect the increased service potential.

3.
We note your disclosure on the top of page 39 that in aggregate, the carrying value of your vessels as of December 31, 2018 was above the charter-free fair market value by approximately $8.1 million.  Please also disclose the aggregate carrying and charter-free fair market values with respect to those vessels having carrying values that exceed their charter-free market values.

The Company acknowledges the Staff’s comment and confirms that in future filings, the Company will quantify the aggregate carrying and charter-free fair market values with respect to vessels having carrying values that exceed their charter-free market values. The Company also notes that it is common in the tanker industry for the value-in-use of the vessels to be at a higher level than the charter-free fair market values.

As an example, below is the proposed modification to the Company’s discussion of the carrying value of the Company’s vessels compared to the charter-free fair market value, based on the Company’s disclosure in the Form 20-F. For the convenience of the Staff, the Company has marked the modifications to the relevant Form 20-F disclosure, with additions indicated by underlined text.

“As of December 31, 2018, we believe some of our vessels had charter-free fair market value less than their carrying value, and some of our vessels had charter-free fair market value above their carrying value. In aggregate, the carrying value of our vessels as of December 31, 2018 was above the charter-free fair market value by approximately $8.1 million. The aggregate carrying value of the vessels having carrying values that exceed their charter-free market values was $867.6 million and the aggregate charter-free fair market value of such vessels was $792.0 million. Please see our risk factor under the heading “The value of our vessels may be depressed in the event that we sell a vessel” in Item 3.D of this report for a discussion of additional risks relating to fair market value in assessing the value of our vessels. However, we concluded that no vessels had indicators of impairment or reversal of prior impairment during 2018. For additional information, refer to Note 6 to our consolidated financial statements for December 31, 2018, included as Item 18 of this report.”

Results of Operations, page 39

4.
We note your disclosures regarding the factors for which fluctuations in income statement line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), please also quantify the reasons for the change, particularly when more than one factor is attributed to the change.  For example, you state that certain increases were “primarily” attributed to one factor, and “partially offset” by another factor, or, you indicate, that “additionally”, an increase was attributed to more than one factor without quantifying each.  For a company with the size and breadth of operations as yours, these disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change.  Please revise to separately quantify each significant factor-such as fleet size changes and rate increases/decreases contributing to the change for each of the line items discussed within the results of operations section.  As part of your response, please provide us with an example of the disclosure to be included in future filings.

The Company acknowledges the Staff’s comment and confirms that in future filings, the Company will modify its disclosures to separately quantify the significant factors contributing to the changes for the line items discussed within the results of operations section to the extent practicable.

As an example, set forth below is the Company’s proposed modification to its discussion of shipping revenues, voyage expenses, vessel operating expenses, depreciation and amortization expenses, impairment charges, general and administrative expenses and net financial expenses to be included in future filings, in each case using the relevant comparison of 2018 to 2017 excerpted from the Form 20-F. For the convenience of the Staff, the Company has marked the modifications to the relevant portions of the Form 20-F disclosure, with deletions indicated by strikethrough text and additions indicated by underlined text.

“Shipping revenues increased by $20.9 million, or 5.6%, to $375.9 million in 2018 from $355.1 million in 2017.  The increase from 2017 to 2018 ~~was due~~ includes $24.5 million attributable to ~~an~~ a 6.9% increase in ~~the fleet~~ the aggregate number of calendar days in which our vessels are owned by us or chartered by us less days on which a vessel is off-hire (“total revenue days”) from 9,080 in 2017 to 9,706 in 2018, ~~partly~~ offset by $3.6 million attributable to lower tanker rates. The increase in ~~Total~~ total revenue days ~~increased from 9,080 in 2017 to 9,706 in 2018 as~~ was a result of an increase in the fleet resulting primarily from the delivery of the newbuildings DHT Bronco, DHT Colt, DHT Mustang and DHT Stallion in 2018.”

“Voyage expenses increased by $48.6 million to $161.9 million in 2018 from $113.3 million in 2017.  The increase was ~~mainly~~ due to a $43.6 million increase in bunker expenses from $86.5 million in 2017 to $130.1 million in 2018, mostly attributable ~~due~~ to higher bunker prices, as well as a $4.6 million increase in port expenses from $22.0 million in 2017 to $26.6 million in 2018, in each case as a result of  a 5.6% increase in the aggregate number of calendar days in which our vessels are owned by us or chartered by us (“operating days”) from 9,288 in 2017 to 9,811 in 2018.  The increase in operating days was a result of an increase in the fleet ~~and more vessels operating in the spot market~~ resulting primarily from the delivery of the newbuildings DHT Bronco, DHT Colt, DHT Mustang and DHT Stallion in 2018.”

“Vessel operating expenses increased by $3.4 million to $75.8 million in 2018 from $72.4 million in 2017. The increase was ~~mainly~~ due to a 5.6% increase in operating days (as described above) attributable to an increase in the fleet resulting primarily from the delivery of the newbuildings DHT Bronco, DHT Colt, DHT Mustang and DHT Stallion in 2018.”

“Depreciation and amortization expenses, including depreciation of capitalized dry docking cost, increased by $6.7 million to $103.5 million in 2018 from $96.8 million in 2017. The increase was ~~mainly~~ due to a 5.6% increase in operating days (as described above) attributable to an increase in the fleet resulting primarily from the delivery of the newbuildings DHT Bronco, DHT Colt, DHT Mustang and DHT Stallion in 2018.”

“Impairment charges totaled $3.5 million in 2018 due to the sale of the two Aframaxes, DHT Cathy and DHT Sophie. Impairment charges totaled $8.5 million in 2017, of which $8.0 million was ~~mainly~~ due to the sale of the VLCCs DHT Ann, DHT Phoenix and DHT Utik.”

“General and administrative expenses in 2018 was $15.1 million (of which $2.5 million was non-cash cost related to restricted share agreements for our management and board of directors), compared to $17.2 million in 2017 (of which $4.8 million was non-cash cost related to restricted share agreements for our management and board of directors). The decrease from 2018 to 2017 was due to a $2.3 million decrease in non-cash cost related to restricted share agreements for our management and board of directors.”

“Net financial expenses were $63.1 million in 2018 compared to $36.6 million in 2017. The increase includes a non-cash finance expense of $4.3 million in connection with the refinancing of certain of our secured credit facilities described below, a non-cash finance expense of $3.6 million in connection with the private exchange of convertible senior notes due 2019, a non-cash loss of $5.2 million in 2018 compared to a non-cash gain of $2.2 million in 2017 related to interest rate derivatives, together with the effect of $189.2 million of increased borrowings in connection with an increase in the fleet and ~~higher~~ an increase in three-month LIBOR from January 1, 2018 to December 31, 2018 of 64.7%, from 1.70% to 2.80%.”

* * * *

With respect to the Form 20-F, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

Please contact me at +47 2311 5085 if you have any questions regarding this submission.

Sincerely,

/s/ Laila Cecilie Halvorsen
Laila Cecilie Halvorsen
Chief Financial Officer
DHT Holdings, Inc.

9